August 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attn: Benjamin Holt

Re:	Dynamix Corporation Registration Statement on Form S-1 Filed July 8, 2024 File No. 333-280719

Dear Mr. Holt:

On behalf of Dynamix Corporation, a Cayman Islands exempted company (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated August 7, 2024 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on July 8, 2024. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is filing the Amendment No.1 to the Registration Statement (the “Amendment”) via EDGAR. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Registration Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the originally filed Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in the responses to page numbers and section headings refer to page numbers and section headings in the Amendment.

Cover Page

1.	Please revise to provide the address of your principal executive offices. While we note that you are a remote-first company and you have provided the address of your agent for service of process, identification of a principal executive office is a requirement of Form S-1.

We acknowledge the Staff’s comment and advise the Staff that we have provided the address of its principal executive office on the cover page of the Amendment.

U.S. Securities and Exchange Commission

August 12, 2024

2.	When discussing the amount of compensation received or to be received, please revise to include the repayment of loans. Also revise to highlight a cross-reference to all the sections in the prospectus for disclosures related to compensation. See Item 1602(a)(3) of Regulation S-K.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been included on the cover page and pages 7 and 120 of the Amendment to address the Staff’s comments.

3.	When discussing dilution relating to the founder shares, please revise to also state whether the anti-dilution adjustment to the founder shares in connection with your initial business combination may result in a material dilution of the purchasers’ equity interests. See Item 1602(a)(3) of Regulation S-K.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been included on the cover page of the Amendment to address the Staff’s comments.

4.	In the paragraph where you disclose conflicts of interest, please revise to highlight the cross-references to the locations of related disclosures in the prospectus, and to include a cross-reference to all the sections in the prospectus regarding conflicts of interest disclosures. See Item 1602(a)(5) of Regulation S-K.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been included on the cover page of the Amendment to address the Staff’s comments.

5.	Please expand your discussion of the non-managing sponsor investors to disclose the different interests they may have. In this regard, we note your statement on page 29 and elsewhere that they will potentially have different interests. Please also revise to clarify the maximum percentage of the offering, in the aggregate, that could be purchased by these investors.

We respectfully advise the Staff that there will be no institutional investors providing expressions of interest in the offering or investing in the membership interest of the sponsor. Accordingly, we have removed references to “non-managing sponsor investors” in the Amendment.

Summary, page 1

6.	Please revise to describe any plans to seek additional financings and how the terms of additional financings may impact unaffiliated security holders, as required by Item 1602(b)(5) of Regulation S-K. In this regard, we note your disclosures that you intend to effectuate your initial business combination using cash from, among other sources, the proceeds of the sale of your shares pursuant to forward purchase agreements or backstop agreements, that you may raise funds through the issuance of equity-linked securities, and that you intend to target an initial business combination with an enterprise value between $1.0 and $1.5 billion.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been included on pages 7, 47, 107, 120 and 122 of the Amendment to address the Staff’s comments.

U.S. Securities and Exchange Commission

August 12, 2024

7.	Please revise the compensation table on page 7 to include the repayment of loans, the anti-dilution adjustment of the founder shares, the payment of consulting, success, or finder fees, and the reimbursement of out-of-pocket expense. Please expand your disclosure outside of the table to describe the extent to which the private placement warrants, which may be exercised on a cashless basis, may result in a material dilution of the purchasers’ equity interests, including that such warrants may be converted from loans from the sponsor. See Item 1602(b)(6) of Regulation S-K.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been included on pages 6, 7, 120 and 121 of the Amendment to address the Staff’s comments.

8.	Please revise to balance your discussion of the prior SPAC/de-SPAC experience of your management team to disclose redemption levels in connection with the ESGEN initial business combination transaction and to briefly describe the material terms of the transaction. In addition, expand your discussion to explain that in recent years, a number of target businesses have underperformed financially post-business combination, as you further discuss on page 64.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been included on pages 10 and 123 of the Amendment to address the Staff’s comments.

Appointment and removal of directors…, page 24

9.	Please expand your disclosure here, and elsewhere as appropriate, including your risk factor on page 50, to also explain the number of public shares needed if a special resolution is required to approve the initial business combination, including if you assume that only the number of shares representing a quorum vote their shares.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been included on pages 28, 37, 53, 139 and 174 of the Amendment to address the Staff’s comments.

Conflicts of Interest, page 41

10.	Please revise to also disclose conflicts of interest relating to fees, reimbursements, or cash payments to your sponsor, officers or directors, or your or their affiliates for services rendered to you prior to or in connection with the completion of your initial business combination, as referenced on page 40, including the potential payment of consulting, success, or finder fees rendered for completion of the initial business combination. Please also revise to clearly disclose the nominal price paid for the securities and the conflict of interest in determining whether to pursue a de-SPAC transaction. In addition, revise to disclose conflicts of interest that may arise in the event that you seek to complete your initial business combination with a company that is affiliated with your sponsor, officers or directors, as referenced on page 12. See Item 1602(b)(7) of Regulation S-K.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been included on pages 45 and 164 of the Amendment to address the Staff’s comments.

U.S. Securities and Exchange Commission

August 12, 2024

Summary of Risk Factors, page 47

11.	Please add disclosure to specifically discuss the risks related to the ownership by the non-managing sponsor investors, including, to the extent applicable, risks related to the potential limited public float, and the resulting consequences. In addition, revise your risk factor disclosures as appropriate to clarify that in the event these investors purchase all of the units in which they have expressed an interest, and vote in favor of the initial business combination, no affirmative votes from other public shareholders would be required, as you explain on pages 161-162. Also, in your Principal Shareholders section, revise the third paragraph on page 159 to also include disclosure regarding the percentage of your public units that may be potentially purchased by the non-managing sponsor investors.

We respectfully advise the Staff that there will be no institutional investors providing expressions of interest in the offering or investing in the membership interest of the sponsor. Accordingly, we have removed the definition and references to “non-managing sponsor investors” in the Amendment.

12.	Please expand your second risk factor to specifically highlight that you may not need any public shares in addition to the founder shares to be voted in favor of the initial business combination in order to approve the transaction, as you explain elsewhere in your prospectus. Also revise the ninth risk factor on page 48 to clarify the purpose of the structure is to provide anti-dilution protection to the initial shareholders.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been included on pages 50, 53, 54 and 69 of the Amendment to address the Staff’s comments.

U.S. Securities and Exchange Commission

August 12, 2024

We may not be able to complete…, page 73

13.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.

Our sponsor is not controlled by and does not have any members who are, or has substantial ties with, a non-U.S. person. We advise the Staff that disclosure has been included on pages 6 and 119 of the Amendment to address the Staff’s comments.

Dilution, page 105

14.	Please revise here, and elsewhere as appropriate, to expand on your assumption that no ordinary shares and convertible equity or debt securities are issued by highlighting that you may need to do so because you intend to target an initial business combination with an enterprise value of $1.0 billion to $1.5 billion, which you explain elsewhere.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been included on pages 47 and 107 of the Amendment to address the Staff’s comments.

Our Sponsor, page 118

15.	Please revise the compensation table on page 119 to include the repayment of loans (including that they may be convertible to warrants), the payment of consulting, success, or finder fees, and the reimbursement of out-of-pocket expenses, as applicable. Also revise to disclose any circumstances or arrangements under which the sponsor, its affiliates, and promoters, directly or indirectly, have transferred or could transfer ownership of securities of the SPAC, such as anti-dilution adjustment mechanisms. See Item 1603(a)(6) of Regulation S-K.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been included on pages 7, 120 and 121 of the Amendment to address the Staff’s comments.

16.	Please revise the table on pages 119-120 to disclose any circumstances or arrangements that could result in the surrender or cancellation of the subject securities, such as the potential surrender of the founder shares or in connection with a PIPE financing. See Item 1603(a)(6) of Regulation S-K. Additionally, please revise the table to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K. Finally, as applicable, explain how these restrictions relate to the non-managing sponsor investors’ expression of interest.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been revised on pages 9 and 122 of the Amendment. We respectfully advise the Staff that there will be no institutional investors participating in the offering.

U.S. Securities and Exchange Commission

August 12, 2024

Executive Officer and Director Compensation, page 151

17.	Please revise to discuss the membership interests in the sponsor that your independent directors will receive for their services as a director. See Item 402(r)(3) of Regulation S-K.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been included on pages 6, 119 and 160 of the Amendment to address the Staff’s comments.

Conflicts of Interest, page 155

18.	Please revise to disclose any actual or potential material conflicts of interest relating to compensation, repayment of loans, and reimbursements of expenses that will be paid to your sponsor, officers, or directors. See Item 1603(b) of Regulation S-K.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been included on pages 45 and 164 of the Amendment to address the Staff’s comments.

19.	Please revise to state the basis for your statement that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been included on pages 18, 43, 85, 131 and 163 of the Amendment to address the Staff’s comments.

Expression of Interest, page 161

20.	Based on the expression of interest of the non-managing sponsor investors, and your disclosure that the non-managing investors will hold membership interests in the sponsor, please revise to disclose the persons or affiliated groups who may have direct and indirect material interests in the sponsor, as well as the amount of their interests. See Item 1603(a)(7) of Regulation S-K.

We respectfully advise the Staff that there will be no institutional investors providing expressions of interest in the offering or investing in the membership interest of the sponsor. Accordingly, we have removed the definition and references to “non-managing sponsor investors” in the Amendment.

U.S. Securities and Exchange Commission

August 12, 2024

General:

21.	Regarding your disclosure of the expressions of interest by the non-managing sponsor investors to indirectly purchase private placement warrants by purchasing sponsor membership units, please revise to add clarifying disclosure to directly compare the percentage of such private warrants that may be purchased to the percentage of private warrants to be held by the sponsor following the offering (and after taking into effect the transfers of membership interests in your sponsor to the independent directors, as you disclose on page 6 and elsewhere). Please also revise to disclose the nominal purchase price to be paid by them for the founder shares.

We respectfully advise the Staff that there will be no institutional investors providing expressions of interest in the offering or investing in the membership interest of the sponsor. Accordingly, we have removed the definition and references to “non-managing sponsor investors” in the Amendment.

22.	Where you discuss the non-managing sponsor investors’ expression of interest, please revise to clarify whether their potential purchase of units in the offering is conditioned on their potential indirect purchase of private placement warrants and founder shares in a private placement, or vice versa. In this regard, we note your disclosure that the non-managing sponsor investors will potentially have different interests than your other public shareholders in approving your initial business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares.

We respectfully advise the Staff that there will be no institutional investors providing expressions of interest in the offering or investing in the membership interest of the sponsor. Accordingly, we have removed the definition and references to “non-managing sponsor investors” in the Amendment.

23.	Please revise to disclose whether the non-managing sponsor investors’ membership interest units are subject to any transfer restrictions, such as a lock up agreement. We note your disclosure on page 23 that except in limited circumstances, no member of the sponsor (including the non-managing sponsor investors) may transfer all or any portion of its membership interests in the sponsor. We also note your cross-reference to more information in the Principal Shareholders section under “Restrictions on Transfers of Founder Shares and Private Placement Warrants.” However, such disclosure does not appear to address the non-managing sponsor investors’ membership interest units in the sponsor.

We respectfully advise the Staff that there will be no institutional investors providing expressions of interest in the offering or investing in the membership interest of the sponsor. Accordingly, we have removed the definition and references to “non-managing sponsor investors” in the Amendment.

Please direct any questions concerning this letter to the undersigned at (346) 718-6888 or gspedale@gibsondunn.com.

Very truly yours,

/s/ Gerald M. Spedale

Gerald M. Spedale

GIBSON, DUNN & CRUTCHER LLP

cc:	Andrea Bernatova, Chief Executive Officer

Evan D’Amico, Gibson, Dunn & Crutcher LLP